EXHIBIT 99.1



GENERAL FINANCE CORPORATION REPORTS THIRD QUARTER RESULTS FOR FISCAL YEAR 2021

PASADENA, CA – May 5, 2021 – General Finance Corporation (NASDAQ: GFN), a leading specialty rental services company offering portable storage, modular space and liquid containment solutions in North America and in the Asia-Pacific region of Australia and New Zealand (the "Company"), today announced its consolidated financial results for the third quarter and nine months ("YTD") ended March 31, 2021.

Third Quarter 2021 Highlights
- Rental revenues from our core non-liquid containerized products in North America increased by 16% from the third quarter of fiscal year 2020.
- Leasing revenues were $57.1 million, compared to $57.8 million for the third quarter of fiscal year 2020.
- Leasing revenues, excluding the oil and gas sector, increased by 9% in North America and by 14% in the Asia-Pacific from the third quarter of fiscal year 2020.
- Leasing revenues comprised 64% of total non-manufacturing revenues versus 66% for the third quarter of fiscal year 2020.
- Total revenues were $90.0 million in both periods.
- Adjusted EBITDA was $25.0 million, compared to $23.6 million for the third quarter of fiscal year 2020.
- Adjusted EBITDA margin was 28%, compared to 26% in the third quarter of fiscal year 2020.
- Net income attributable to common shareholders was $10.3 million, or $0.33 per diluted share, compared to net loss attributable to common shareholders of $9.5 million, or $0.32 per diluted share, for the third quarter of fiscal year 2020. Included in these results were a non-cash benefit of $3.6 million and a non-cash charge of $11.3 million in the third quarter of fiscal year 2021 and 2020, respectively, for the change in valuation of stand-alone bifurcated derivatives.
- Average fleet unit utilization was 79%, compared to 75% in the third quarter of fiscal year 2020.

YTD 2021 Highlights
- Rental revenues from our core non-liquid containerized products in North America increased by 11% from YTD fiscal year 2020.
- Leasing revenues were $167.8 million, compared to $177.5 million for YTD fiscal year 2020.
- Leasing revenues, excluding the oil and gas sector, increased by 5% in North America and by 7% in the Asia-Pacific from YTD fiscal year 2020.
- Leasing revenues comprised 64% of total non-manufacturing revenues versus 67% for YTD fiscal year 2020.
- Total revenues were $261.5 million, compared to $272.0 million for YTD fiscal year 2020.
- Adjusted EBITDA was $73.0 million, compared to $75.2 million for YTD fiscal year 2020.
- Adjusted EBITDA margin was 28% for both periods.
- Net income attributable to common shareholders was $21.8 million, or $0.71 per diluted share, compared to a net income attributable to common shareholders of $5.0 million, or $0.16 per diluted share, for YTD fiscal year 2020. Included in these results were a non-cash benefit of $5.5 million and a non-cash charge of $6.4 million in YTD fiscal year 2021 and 2020, respectively, for the change in valuation of stand-alone bifurcated derivatives.
- Average fleet unit utilization was 77% for both periods.
- Entered one new market in the Asia-Pacific region through a greenfield location.
- Completed one acquisition in North America.

Proposed Acquisition of the Company

On April 15, 2021, United Rentals, Inc. (NYSE:URI) and the Company jointly announced that they entered into a definitive agreement under which United Rentals will acquire all of the Company's outstanding common stock for $19 per share in cash. United Rentals commenced a tender offer for the Company's outstanding common stock on April 26, 2021. The transaction is subject to customary closing conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other regulatory approvals, and is expected to close in the second calendar quarter of 2021 following completion of the tender offer.

Management Commentary

"We are very pleased with our third quarter performance," said Jody Miller, President and Chief Executive Officer. "Our core North America leasing operations at Pac-Van continued to outperform, as revenues increased 11% and adjusted EBITDA increased 23% from the third quarter of the prior fiscal year. We were also pleased that revenues and adjusted EBITDA in our Asia-Pacific operations, aided by the stronger Australian dollar between the periods, increased from the prior year. While reduced drilling activity in Texas again adversely impacted Lone Star's liquid containment business between the periods, its performance improved sequentially over the first two quarters of our current fiscal year."

Mr. Miller continued, "Last month we announced that we entered into a definitive merger agreement with United Rentals, Inc., the global industry leader in equipment rentals. Our combination with United Rentals is a strong outcome for everyone involved. Our customers will benefit from United's comprehensive solutions and extensive geographic footprint, and our employees will have new opportunities as part of the largest rental team in the world. We look forward to joining the United Rentals family."

Charles Barrantes, Executive Vice President and Chief Financial Officer, added, "As we previously announced, in light of the pending transaction we will not be conducting our normal earnings conference call this quarter. Additional information regarding our third quarter financial results can be found in our Quarterly Report on Form 10-Q to be filed with the Securities and Exchange Commission, as well as in the "Investor Information" section of our corporate website. In addition, we are suspending our outlook for the remainder of the fiscal year."

Third Quarter 2021 Operating Summary

North America
Revenues from our North American leasing operations for the third quarter of fiscal year 2021 totaled $57.4 million, compared with $57.1 million for the third quarter of fiscal year 2020, a decrease of less than 1%. Leasing revenues decreased by 7% on a year-over-year basis. The decrease in leasing revenues occurred primarily in the oil and gas sector, substantially attributable to Lone Star. This decrease was largely offset by revenue increases across the board in most other sectors. Sales revenues increased by 21% between the periods. Adjusted EBITDA was $17.3 million for the third quarter of fiscal year 2021, as compared with $16.7 million for the prior year's quarter, an increase of 4%. Adjusted EBITDA from Pac-Van increased by 23% to $16.6 million, from $13.5 million in the third quarter of fiscal year 2020, and adjusted EBITDA from Lone Star decreased to $0.7 million versus $3.2 million in the year-ago quarter.

North American manufacturing revenues for the third quarter of fiscal year 2021 totaled $1.9 million and included intercompany sales of $1.6 million from sales to our North American leasing operations. This compares to $3.5 million of total sales, including intercompany sales of $1.0 million during the third quarter of fiscal year 2020. On a stand-alone basis, prior to intercompany adjustments, adjusted EBITDA was a slight loss of $24,000 in the third quarter of fiscal year 2021, as compared with an adjusted EBITDA of $493,000 for the year-ago quarter.

Asia-Pacific
Revenues from the Asia-Pacific region for the third quarter of fiscal year 2021 totaled $32.3 million, as compared with $30.4 million for the third quarter of fiscal year 2020, an increase of 6%. The Australian dollar strengthened against the U.S. dollar between the periods, so on a local currency basis, total revenues decreased by 9%. The decrease in revenues

in local dollars was primarily in the transportation, utilities, construction and consumer sectors. Leasing revenues increased by 14% on a year-over-year basis, but decreased by approximately 3% in local currency, primarily due to decreased revenues in the construction, special events and moving sectors, partially offset by increased revenues in the education, industrial, mining and rental sectors. Adjusted EBITDA for the third quarter of 2021 was $8.7 million, as compared with $7.7 million in the year-ago quarter, an increase of 13%. On a local currency basis, adjusted EBITDA decreased by 4%.

Balance Sheet and Liquidity Overview

At March 31, 2021, the Company had total debt of $367.0 million and cash and cash equivalents of $10.7 million, compared with $379.8 million and $17.5 million at June 30, 2020, respectively. At March 31, 2021, our North American leasing operations had $94.0 million available to borrow under its senior credit facility, and our Asia-Pacific leasing operations had, including cash at the bank, $35.7 million (A$46.9 million), available to borrow under its senior credit facility.

During YTD fiscal year 2021, the Company generated cash from operating activities of $33.5 million, as compared to $53.1 million for the comparable year-ago period. For YTD fiscal year 2021, the Company invested a net $4.0 million ($6.1 million in North America and negative $2.1 million in the Asia-Pacific) in the lease fleet, as compared to $21.1 million in net fleet investment ($20.7 million in North America and $0.4 million in the Asia-Pacific) for YTD fiscal year 2020.

Receivables were $40.5 million at March 31, 2021, as compared to $44.1 million at June 30, 2020. Days sales outstanding in receivables for our Asia-Pacific leasing operations decreased from 43 days as of June 30, 2020 to 32 days as of March 31, 2021 and, for North American leasing operations, decreased from 40 days as of June 30, 2020 to 36 days as of March 31, 2021.

About General Finance Corporation

Headquartered in Pasadena, California, General Finance Corporation (NASDAQ: GFN, www.generalfinance.com) is a leading specialty rental services company offering portable storage, modular space and liquid containment solutions. Management's expertise in these sectors drives disciplined growth strategies, operational guidance, effective capital allocation and capital markets support for the Company's subsidiaries. The Company's Asia-Pacific leasing operations in Australia and New Zealand consist of wholly-owned Royal Wolf (www.royalwolf.com.au), the leading provider of portable storage solutions in those regions. The Company's North America leasing operations consist of wholly-owned subsidiaries Pac-Van, Inc. (www.pacvan.com) and Lone Star Tank Rental Inc. (www.lonestartank.com), providers of portable storage, office and liquid storage tank containers, mobile offices and modular buildings. The Company also owns Southern Frac, LLC (www.southernfrac.com), a manufacturer of portable liquid storage tank containers and, under the trade name Southern Fabrication Specialties (www.southernfabricationspecialties.com), other steel-related products in North America.

Cautionary Statement about Forward-Looking Statements

Statements in this news release that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements addressing management's views with respect to future financial and operating results, competitive pressures, increases in interest rates for our variable rate indebtedness, our ability to raise capital or borrow additional funds, changes in the Australian, New Zealand or Canadian dollar relative to the U.S. dollar, regulatory changes, customer defaults or insolvencies, litigation, the acquisition of businesses that do not perform as we expect or that are difficult for us to integrate or control, our ability to procure adequate levels of products to meet customer demand, our ability to procure adequate supplies for our manufacturing operations, labor disruptions, adverse resolution of any contract or other disputes with customers, declines in demand for our products and services from key industries such as the Australian resources industry or the

U.S. oil and gas and construction industries, the disruption of operations from catastrophic or extraordinary events, including viral pandemics such as the COVID-19 coronavirus, a write-off of all or a part of our goodwill and intangible assets, and the ability to consummate the proposed merger. These risks and uncertainties could cause actual outcomes and
 results to differ materially from those described in our forward-looking statements. We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of the press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained in this press release are expressly qualified by these cautionary statements. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those contained in filings with the Securities and Exchange Commission.

Investor Contact

Larry Clark
Financial Profiles, Inc.
310-622-8223

-Financial Tables Follow-

GENERAL FINANCE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

	Quarter Ended March 31,		Nine Months Ended March 31,	
	2020	2021	2020	2021
Revenues				
Sales:				
Lease inventories and fleet	$ 29,702	$ 32,603	$ 88,234	$ 92,474
Manufactured units	2,524	332	6,280	1,235
	32,226	32,935	94,514	93,709
Leasing	57,744	57,071	177,462	167,771
	89,970	90,006	271,976	261,480
Costs and expenses				
Cost of sales:				
Lease inventories and fleet (exclusive of the items shown separately below)	21,444	22,549	63,260	65,058
Manufactured units	1,977	380	5,441	1,449
Direct costs of leasing operations	22,968	21,909	68,587	63,838
Selling and general expenses	20,695	20,757	61,833	60,304
Depreciation and amortization	8,613	9,300	26,633	27,760
Operating income	14,273	15,111	46,222	43,071
Interest income	153	150	519	452
Interest expense	(5,981)	(5,212)	(20,235)	(17,595)
Change in valuation of bifurcated derivatives in Convertible Note	(11,259)	3,622	(6,365)	5,523
Foreign exchange and other	(2,096)	1,293	(2,405)	549
	(19,183)	(147)	(28,486)	(11,071)
Income (loss) before provision for income taxes	(4,910)	14,964	17,736	32,000
Provision for income taxes	3,715	3,777	9,969	7,474
Net income (loss)	(8,625)	11,187	7,767	24,526
Preferred stock dividends	(922)	(922)	(2,766)	(2,766)
Net income (loss) attributable to common stockholders	$ (9,547)	$ 10,265	$ 5,001	$ 21,760
Net income (loss) per common share:				
Basic	$ (0.32)	$ 0.34	$ 0.17	$ 0.73
Diluted	(0.32)	0.33	0.16	0.71
Weighted average shares outstanding:				
Basic	30,294,868	29,807,448	30,250,904	29,758,221
Diluted	30,294,868	31,017,679	31,452,877	30,794,975

GENERAL FINANCE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)
(Unaudited)

	June 30, 2020	March 31, 2021
Assets		
Cash and cash equivalents	$ 17,478	$ 10,702
Trade and other receivables, net	44,066	40,549
Inventories	20,928	33,869
Prepaid expenses and other	8,207	14,095
Property, plant and equipment, net	24,396	26,014
Lease fleet, net	458,727	467,106
Operating lease assets	66,225	79,215
Goodwill	97,224	100,051
Other intangible assets, net	18,771	17,163
Total assets	$ 756,022	$ 788,764
Liabilities		
Trade payables and accrued liabilities	$ 46,845	$ 42,471
Income taxes payable	645	1,287
Unearned revenue and advance payments	24,642	30,810
Operating lease liabilities	67,142	81,058
Senior and other debt, net	379,798	367,020
Fair value of bifurcated derivatives in Convertible Note	18,325	12,802
Deferred tax liabilities	43,708	49,227
Total liabilities	581,105	584,675
Commitments and contingencies	—	—
Equity		
Cumulative preferred stock, $.0001 par value: 1,000,000 shares authorized; 400,100 shares issued and outstanding (in series)	40,100	40,100
Common stock, $.0001 par value: 100,000,000 shares authorized; 30,880,531 shares issued and 29,968,766 shares outstanding at June 30, 2020 and 31,152,716 shares issued and 30,240,951 shares outstanding at March 31, 2021	3	3
Additional paid-in capital	183,051	181,993
Accumulated other comprehensive loss	(22,106)	(16,402)
Accumulated deficit	(20,790)	3,736
Treasury stock, at cost; 911,765 shares	(5,845)	(5,845)
Total General Finance Corporation stockholders' equity	174,413	203,585
Equity of noncontrolling interests	504	504
Total equity	174,917	204,089
Total liabilities and equity	$ 756,022	$ 788,764

Explanation and Use of Non-GAAP Financial Measures

Earnings before interest, income taxes, impairment, depreciation and amortization and other non-operating costs and income ("EBITDA") and adjusted EBITDA are non-U.S. GAAP measures. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the expenses excluded from our presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income (loss) on a consolidated basis and from operating income (loss) for our geographic segments (in thousands):

	Quarter Ended March 31,		Nine Months Ended March 31,	
	2020	2021	2020	2021
Net income (loss)	$ (8,625)	$ 11,187	$ 7,767	$ 24,526
Add (deduct) —				
Provision for income taxes	3,715	3,777	9,969	7,474
Change in valuation of bifurcated derivatives in Convertible Note	11,259	(3,622)	6,365	(5,523)
Foreign exchange and other	2,096	(1,293)	2,405	(549)
Interest expense	5,981	5,212	20,235	17,595
Interest income	(153)	(150)	(519)	(452)
Depreciation and amortization	8,712	9,401	26,930	28,061
Share-based compensation expense	647	477	2,015	1,515
Refinancing costs not capitalized	--	6	--	303
Adjusted EBITDA	$ 23,632	$ 24,995	$ 75,167	$ 72,950

	Quarter Ended March 31, 2020				Quarter Ended March 31, 2021			
	Asia-Pacific	North America			Asia-Pacific	North America		
	Leasing	Leasing	Manufacturing	Corporate	Leasing	Leasing	Manufacturing	Corporate
Operating income (loss)	$ 4,417	$ 10,945	$ 385	$ (1,378)	$ 5,494	$ 10,848	$ (137)	$ (1,157)
Add -								
Depreciation and amortization	3,132	5,660	99	3	3,118	6,362	101	2
Share-based compensation expense	196	108	9	334	65	135	12	265
Refinancing costs not capitalized	-	-	-	-	-	-	-	6
Adjusted EBITDA	$ 7,745	$ 16,713	$ 493	$ (1,041)	$ 8,677	$ 17,345	$ (24)	$ (884)
Intercompany adjustments				$ (278)				$ (119)

	Nine Months Ended March 31, 2020				Nine Months Ended March 31, 2021			
	Asia-Pacific	North America			Asia-Pacific	North America		
	Leasing	Leasing	Manufacturing	Corporate	Leasing	Leasing	Manufacturing	Corporate
Operating income (loss)	$ 11,766	$ 38,676	$ 358	$ (4,761)	$ 14,797	$ 32,434	$ (508)	$ (3,905)
Add -								
Depreciation and amortization	10,141	17,029	297	9	9,374	18,925	301	8
Share-based compensation expense	562	343	27	1,083	161	403	36	915
Refinancing costs not capitalized	-	-	-	-	-	150	-	153
Adjusted EBITDA	$ 22,469	$ 56,048	$ 682	$ (3,669)	$ 24,332	$ 51,912	$ (171)	$ (2,829)
Intercompany adjustments				$ (363)				$ (294)